MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

October 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: CRM Mutual Fund Trust (File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Deborah O’Neal-Johnson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of CRM Mutual Fund Trust (the “Registrant”) with respect to CRM Global Opportunity Fund (the “Fund”), filed on August 26, 2015. The Fund is managed by Cramer Rosenthal McGlynn, LLC (the “Adviser”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff noted the fee table and expense example were not complete. The Staff requested the Registrant include the completed fee table and expense example as an exhibit to the Registrant’s response to the Staff’s comments, and file the response via EDGAR at least one week prior to the effective date of the Registration Statement.

Response:	As requested, a completed fee table and expense example is attached hereto as Exhibit A.

2. Comment:	The Staff requested the Registrant confirm in its response that the Adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 1 to the fee table.

Response:	The Registrant confirms the Adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 1 to the fee table.

3. Comment:	The Staff requested the Registrant confirm in its response to the Staff’s comments that the disclosure in the prospectus regarding the Fund’s ability to use derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

Response:	The Registrant confirms it believes that the disclosure in the prospectus regarding the Fund’s ability to use derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

4. Comment:	The Staff requested the Registrant confirm whether the Fund uses derivatives toward satisfying the requirement that, under normal circumstances, the Fund invest at least 80% of its assets in equity and equity related securities of U.S. and foreign companies.

Response:	The Registrant confirms the Fund does not use derivatives toward satisfying the 80% requirement referenced by the Staff.

5. Comment:	The Staff requested the Registrant add disclosure to the Tax Information section noting that tax deferred accounts may be taxable upon withdrawal.

Response:	As requested, the Registrant will add disclosure to address the Staff’s comment.

6. Comment:	The Staff requested, if applicable, that the Registrant add disclosure to the Portfolio Holdings section stating a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website, in accordance with Item 9(d) of Form N-1A.

Response:	The Registrant notes that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is not available on the Fund’s website, and therefore additional disclosure is not required.

7. Comment:	The Staff noted the Registrant includes a privacy notice with the prospectus, and that the privacy notice is accompanied by a statement that the privacy policy is being delivered with the Fund’s prospectus but is not deemed to be a part of the Fund’s prospectus. The Staff requested the Registrant remove the statement referenced by the Staff or remove the privacy notice.

Response:	As requested, the Registrant will remove the privacy notice from the prospectus.

8. Comment:	The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

Response:	As requested, a Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit B.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/Jeremy Kantrowitz
Jeremy Kantrowitz

Exhibit A

FEES AND EXPENSES

This table sets forth the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES

(fees paid directly from your investment)

	Investor Shares	Institutional Shares
Redemption Fee on Shares Held Less Than 30 Days (as a percentage of amount redeemed, if applicable)	1.50%	1.50%

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares	Institutional Shares
Management Fees	0.90%	0.90%
Distribution (12b-1) Fees	None	None
Other Expenses
Shareholder Servicing Fee	0.25%	None
Other Miscellaneous Expenses	3.02%	3.31%

Total Other Expenses	3.27%	3.31%

Acquired Fund Fees and Expenses	0.01%	0.01%

Total Annual Fund Operating Expenses (1) (2)	4.18%	4.22%
Fee Waiver and Expense Reimbursement (1)	(2.67)%	(2.96)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (1) (2)	1.51%	1.26%

(1)	The Adviser has a contractual obligation to waive a portion of its fees and to assume certain expenses of the Fund to the extent that the total annual fund operating expenses, excluding taxes, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses, exceed 1.50% and 1.25% of the average daily net assets of Investor Shares and Institutional Shares, respectively. These expense limitations are in effect until November 1, 2016. Prior to that date, the arrangement may be terminated for a class only by the vote of the Board of Trustees of the Fund.
(2)	Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets that is included in the Fund’s financial highlights, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example below shows what you would pay if you invested $10,000 over the various time periods indicated. The Example assumes that you reinvested all dividends and other distributions; the average annual return was 5%; the Fund’s total operating expenses (reflecting applicable contractual fee waivers and expense reimbursement arrangements) are charged and remain the same over the time periods; and you redeemed all of your investment at the end of each time period.

Although your actual costs may be higher or lower based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$154	$1,026	$1,913	$4,194
Institutional Shares	$128	$1,011	$1,907	$4,209

Exhibit B

CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (U.S.) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

October 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust (File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 23 filed by the CRM Mutual Fund Trust (the “Registrant”) on August 26, 2015 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CRM Mutual Fund Trust

By:	/s/ Carlos A. Leal
Name:	Carlos A. Leal
Title:	Chief Financial Officer

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